Mail Stop 6010

July 16, 2008

Mr. Norman L. Frohreich
President and CEO.
Fullcircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re: Fullcircle Registry, Inc.**
> **Registration Statement on Form S-1**
> **Filed 7/01/2008**
> **File No. 333-152062**

Dear Mr. Frohreich:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note the following specific deficiencies:

- We note that you have not included a plan of distribution describing how you intend to offer your securities. You will need to expand your disclosure to include the information required under Item 508 of Regulation S-K. Please also note that information relating to your plan of distribution will need to be provided throughout your registration statement on the cover page of the prospectus as well as within the risk factors, use of proceeds section, selling security holders section, and business section.

- A customer database represents $369,000 or almost 99% of your assets. You disclosed that the fair market value of this customer database was determined based on the book value of your equity investment in American Medical Pharmaceutical Outlet, an entity that ceased business operations in 2007. It is unclear from your disclosures how the book value of your equity investment in American Medical Pharmaceutical Outlet approximates the fair market value of this database or the valuation method used to determine the fair market value of the customer database. Please refer to Appendix A of SFAS 141 and revise your disclosures.

- Please take note that disclosure relating to your current business and future business plans requires substantial enhancement and clarification. Please refer to Item 101 of Regulation S-K.

For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Gus Rodriguez at (202) 551-3752 or Mary Mast at (202) 551-3613 if you have questions regarding accounting matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug at (202) 551-3862 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

CC: Matthew D. Watkins
Lynch, Cox, Gilman & Mahan, PSC
500 W. Jefferson St.
Suite 2100
Louisville, Kentucky 40206